Exhibit 99.1

CYBERARK SOFTWARE LTD.
9 Hapsagot St., Park Ofer B, POB 3143, Petach-Tikva, 4951040, Israel
+972-3-918-0000
__________________________

SUPPLEMENTAL PROXY STATEMENT
__________________________

2019 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Supplemental Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors, or the Board, of CyberArk Software Ltd. (to which we refer as “we”, “us” “CyberArk” or the “Company”) to be voted at the 2019 Annual General Meeting of Shareholders, or the Meeting, and at any adjournment thereof. The Meeting will be held at 5:00 p.m. (Israel time) on July 11, 2019, or the New Meeting Date, at the Company’s offices at 9 Hapsagot St., Park Ofer B, Petach-Tikva, Israel.

This Supplemental Proxy Statement supplements the proxy statement previously sent to the Company’s shareholders with respect to the Meeting, which was attached as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K, furnished to the Securities and Exchange Commission, or SEC, on May 21, 2019 (which we refer to as the “Proxy Statement”). The Meeting had originally been scheduled for Thursday, June 25, 2019, at 4:00 p.m. (Israel time) at our offices (we refer to that date as the “Original Meeting Date”).

   The Proxy Statement was sent to the Company’s shareholders in anticipation of the convening of the Meeting on the Original Meeting Date. As described in the Proxy Statement, there were six proposals to be addressed at the Meeting on the Original Meeting Date. The Meeting was subsequently postponed in order to provide shareholders with additional information and time to consider the proposals presented in the Proxy Statement. To that effect, the Board and compensation committee took specific action, as detailed in this Supplemental Proxy Statement, to better align the terms described in the proposals of the Proxy Statement with the interests of the Company’s shareholders. This Supplemental Proxy Statement provides logistical information concerning the Meeting on the New Meeting Date and provides additional detail regarding the Company’s equity compensation practices and corporate governance pertinent to certain proposals in the Proxy Statement.

   The originally declared record date of the Meeting, May 17, 2019, or the Record Date, shall remain unchanged. Accordingly, holders of the Company’s ordinary shares, nominal (par) value NIS 0.01 per share, or ordinary shares, as of the Record Date will be entitled to vote at the Meeting.

   See “How You Can Vote” below for information on how you can vote your shares at the Meeting. Our Board urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The Meeting is being called for the following purposes:

1.
To re-elect each of Gadi Tirosh and Amnon Shoshani for a term of approximately three years as a Class II director of the Company, until the Company’s annual general meeting of shareholders to be held in 2022 and until his respective successor is duly elected and qualified.

2.
To amend the compensation of the Company’s non-executive directors to provide for fixed annual director fees and predetermined values of initial and recurring annual equity grants of restricted share units (RSUs).

3.	To approve a compensation policy for the Company’s executives and directors, in accordance with the requirements of the Israeli Companies Law, 5759-1999 (the “Companies Law”).

4.
To approve, in accordance with the requirements of the Companies Law, a grant for 2019 of options to purchase ordinary shares of the Company, RSUs and performance share units (PSUs), to the Company’s Chairman of the Board and Chief Executive Officer, Ehud (Udi) Mokady.

5.
To authorize, in accordance with the requirements of the Companies Law, the Company’s Chairman of the Board and Chief Executive Officer, Ehud (Udi) Mokady, to continue serving as the Chairman of the Board and the Chief Executive Officer, for the maximum period permitted under the Companies Law.

6.
To approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2019 and until the Company’s 2020 annual general meeting of shareholders, and to authorize the Board to fix such accounting firm’s annual compensation.

We are not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with the recommendation of the Board or, absent such recommendation, using their best judgment.

 Board Recommendation

Our Board recommends that you vote “FOR” each of the above proposals.

Vote Required for Approval of Each of the Proposals

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of each of the proposals to be presented at the Meeting. In addition, the approval of Proposals 3 and 5 requires that either (i) such majority includes at least a majority of the votes cast by present and voting shareholders who are not “controlling shareholders” (as defined below) and who do not have a “personal interest” (as defined below) in the matter; or (ii) that the votes cast against such proposal by the shareholders who are not “controlling shareholders” and who do not have a “personal interest” do not exceed two percent (2%) of the aggregate voting power of the Company (the “Special Majority”). Except for the purpose of determining a quorum, abstentions from voting and “broker non-votes” (if any) are not treated as votes cast and are not counted in determining the outcome of any of these proposals.

Pursuant to the Companies Law, in order for your vote to be counted for purposes of the Special Majority, you must indicate on your proxy or inform the Company at the Meeting and prior to voting thereon, (i) if you are a controlling shareholder of the Company, or (ii) if you have a “personal interest” in the approval of Proposal 3 or 5 (any person to whom, or entity to which, either of clauses (i) or (ii) apply shall be referred to hereinafter as an “Interested Party”).

Under the Companies Law, the term “personal interest” is defined as shareholder’s personal interest in an action or a transaction of a company (i) including the personal interest of the shareholder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants, siblings or parents or the spouse of any of such persons, and the personal interest of any entity in which the shareholder or one of the aforementioned relatives of the shareholder serves as a director or chief executive officer, owns 5% or more of such entity’s outstanding shares or voting rights or has the right to appoint one or more directors or the chief executive officer, and (ii) excluding a personal interest arising solely from holding the Company’s ordinary shares. Under the Companies Law, in the case of a person voting by proxy, “personal interest” includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion over how to vote.

Under the Companies Law, a “controlling shareholder” is any shareholder that has the ability to direct our activities (other than by means of being a director or other office holder of the Company). A person is presumed to be a controlling shareholder if it holds or controls, by itself or together with others, 50% or more of any one of the “means of control” of the Company. “Means of control” is defined under Israeli law as any one of the following: (i) the right to vote at a general meeting of the Company, or (ii) the right to appoint directors of the Company or its chief executive officer.

In the form of proxy card or voting instruction form you will be requested to indicate whether you are an Interested Party with respect to Proposal 3 or 5. In order to provide for proper counting of shareholder votes, unless you confirm that you are not an Interested Party with respect to Proposal 3 or 5 by marking “NO” in items 3a or 5a on the proxy card or voting instruction form (or in your electronic submission), your vote will not be counted for purposes of the Special Majority.

As of the date of this Supplemental Proxy Statement, we are not aware of any controlling shareholders as defined above, and therefore believe that other than our directors, officers and their relatives, none of our shareholders should have a personal interest in Proposal 3 or 5. Such shareholders should mark “NO” in items 3a or 5a on the proxy card or voting instruction form (or in their electronic submission).

How You Can Vote

You can vote either in person at the Meeting or by authorizing another person as your proxy, whether or not you attend the Meeting. Because we did not adopt a new record date when we rescheduled the date of the Meeting, we will count towards the tally of votes for the Meeting those proxy cards or voting instruction forms that we distributed to you together with the Proxy Statement, for the Original Meeting Date, and that you submitted previously. However, if you elect to complete and submit a new proxy card or voting instruction form, this new submission will replace your original vote, thereby counting your new proxy card or voting instructions towards the vote tally at the Meeting, even if you submitted your vote previously.

If you elect to cast your vote again, you may vote in any of the manners below:

●
By mail—If you are a shareholder of record, you can submit a proxy by completing, dating, signing and returning your proxy card in the postage-paid envelope provided. You should sign your name exactly as it appears on the enclosed proxy card. If you are signing in a representative capacity (for example, as a guardian, executor, trustee, custodian, attorney or officer of a corporation), please indicate your name and title or capacity. If you hold shares in “street name,” you have the right to direct your brokerage firm, bank or other similar organization on how to vote your shares, and the brokerage firm, bank or other similar organization is required to vote your shares in accordance with your instructions. To provide instructions to your brokerage firm, bank or other similar organization by mail, please complete, date, sign and return your voting instruction form in the postage-paid envelope provided by your brokerage firm, bank or other similar organization;

●
By telephone—If you are a shareholder of record, you can submit a proxy by telephone by calling the toll-free number listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and following the prompts. If you hold shares in “street name,” and if the brokerage firm, bank or other similar organization that holds your shares offers telephone voting, you will receive instructions from the brokerage firm, bank or other similar organization that you must follow in order to submit a proxy by telephone; or

●
By Internet—If you are a shareholder of record, you can submit a proxy over the Internet by logging on to the website listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and submitting a proxy by following the on-screen prompts. If you hold shares in “street name,” and if the brokerage firm, bank or other similar nominee that holds your shares offers Internet voting, you will receive instructions from the brokerage firm, bank or other similar organization that you must follow in order to submit your proxy over the Internet.

Shareholders of Record

As a shareholder of record, you have the right to provide your voting proxy directly to the Chief Financial Officer of our Company or to vote in person at the Meeting. If you do not wish to attend the Meeting and wish to vote your ordinary shares, you should submit a proxy in one of the above mentioned manners. If you have lost or misplaced the proxy card mailed to you, you may request another by calling our proxy solicitor, Innisfree M&A Incorporated toll-free at (888) 750-5834 (from the U.S. or Canada) or at +1 (412) 232-3651 (from other locations).

We will not be able to count a proxy card unless we receive it at our principal executive offices at 9 Hapsagot St., Park Ofer B, POB 3143, Petach-Tikva, 4951040, Israel, or our registrar and transfer agent receives it in the enclosed envelope no later than 11:59 p.m. (EDT) on July 10, 2019.

Please follow the instructions on the proxy card. If you provide specific instructions (by marking a box) with regard to the proposals, your shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions with respect to a particular proposal, your shares will be voted by the persons named as proxies in accordance with the recommendation of the Board, except with respect to items 3a and 5a (as described below). The persons named as proxies in the enclosed proxy card will furthermore vote in accordance with the recommendation of the Board or, absent such recommendation, using their best judgment on any other matters that may properly come before the Meeting.

Remember, on the enclosed form of proxy card you will be requested to indicate whether you are an Interested Party with respect to Proposal 3 or 5. In order to provide for proper counting of shareholder votes, unless you confirm that you are not an Interested Party with respect to Proposal 3 or 5 by marking “NO” in items 3a or 5a on the proxy card (or in your electronic submission), your vote will not be counted for purposes of the Special Majority. PLEASE TAKE EXTRA CARE IN REVIEWING YOUR INDICATION FOR THIS PURPOSE IN ORDER TO AVOID ANY ERRORS THAT MAY RESULT IN YOUR VOTE NOT BEING COUNTED.

Shareholders Holding in “Street Name”

If your ordinary shares are held in a brokerage account or through a bank, trustee or other nominee, you are considered to be the beneficial owner of shares held in “street name.” Proxy materials are being furnished to you together with a voting instruction form by the broker, bank, trustee or other nominee or an agent hired by the broker, trustee or nominee. Please follow the instructions on that form to direct your broker, bank, trustee or other nominee how to vote your shares. Many nominees provide means to vote by telephone or by Internet. Alternatively, if you wish to attend the Meeting and vote in person, you must obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting.

Under the rules of The Nasdaq Stock Market LLC, or Nasdaq, brokers, trustees or other nominees that hold shares in “street name” for clients only have authority to vote on “routine” proposals where they have not received voting instructions from beneficial owners, and a “broker non-vote” occurs when brokers, trustees or other nominees are unable to vote on “non-routine” proposals. The only item on the Meeting agenda that we believe may be considered “routine” is Proposal 6 relating to the reappointment of the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2019; however, we expect that this will not be treated as a routine matter since our proxy statement is prepared in compliance with the Companies Law, rather than the rules applicable to domestic U.S. reporting companies.

Thus, if you, as a beneficial owner of the shares, do not provide specific instructions to your broker, trustee or other nominee on a specific proposal, your broker, trustee or other nominee will not be allowed to exercise its voting discretion with respect to that proposal. If your shares are held of record by a broker, trustee or other nominee, we urge you to give instructions to your broker, trustee or other nominee as to how your shares should be voted so that you thereby participate in the voting on these important matters. Additionally, we remind you when you provide instructions to your broker, trustee or other nominee, you will be requested to indicate whether you are an Interested Party with respect to Proposal 3 or 5. In order to provide for proper counting of shareholder votes, unless you confirm that you are not an Interested Party with respect to Proposal 3 or 5, by marking “NO” in items 3a or 5a on your voting instruction form (or in your electronic submission), your vote will not be counted for purposes of the Special Majority.

Who Can Vote

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on May 17, 2019, the Record Date, in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date.

Revocation of a Proxy

Shareholders of record may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. A shareholder who holds shares in “street name” should follow the directions of, or contact, the bank, broker or nominee if he, she or it desires to revoke or modify previously-submitted voting instructions.

Voting Results

The final voting results will be tallied by the Company’s Legal Counsel based on the information provided by the Company’s transfer agent or otherwise, and the overall results of the Meeting will be published following the Meeting in a report of foreign private issuer on Form 6-K that will be furnished to the Securities and Exchange Commission, or the SEC.

Availability of Proxy Materials

Copies of the proxy card, the Proxy Statement and this Supplemental Proxy Statement were furnished to the SEC under cover of a Form 6-K and are also available at the “Investor Relations” section of our website at http://investors.cyberark.com. The contents of that website are not a part of this Supplemental Proxy Statement and are not incorporated by reference herein.

Assistance with Voting

If you have questions about how to vote your shares, you may contact our proxy solicitor, Innisfree M&A Incorporated, toll-free at 1 (888) 750-5834 (from the U.S. or Canada) or at +1 (412) 232-3651 (from other locations).

PROPOSALS 1 – 3 AND 6

Background, Proposed Resolutions and Required Vote

For information concerning the background to, the proposed resolutions to be adopted pursuant to, and the required vote for the adoption of, each of Proposals 1 through 3 and 6 for the Meeting (including biographical information concerning the nominees for reelection as Class II directors pursuant to Proposal 1), please see the descriptions of such Proposals in the Proxy Statement.

Board Recommendation

The Board unanimously recommends a vote “FOR” each of Proposals 1 through 3 and 6.

PROPOSAL 4
(ADDITIONAL INFORMATION)

APPROVAL OF AN EQUITY GRANT
TO OUR CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER,
EHUD (UDI) MOKADY, WITH RESPECT TO 2019

Further to our consideration of certain shareholder feedback we would like to outline the actions we have taken concerning Proposal 4.

Background

Our shareholders are being asked to approve a grant of RSUs, PSUs and options to purchase ordinary shares to our Chairman of the Board and Chief Executive Officer, Mr. Mokady, with respect to 2019 (the “2019 CEO Grant”).

Under the Companies Law, any arrangement between a company and a director relating to his or her compensation, must be consistent with the company’s compensation policy, and also requires the approval of that company’s compensation committee, board, and shareholders by a simple majority, in that order.

The shareholder vote on this matter is binding under Israeli law and not merely advisory, unlike the “say-on-pay” votes found in some proxy statements for U.S. domestic companies. If this Proposal 4 is not approved by the affirmative vote of our shareholders, the Company will NOT be authorized to award any equity grant to our Chief Executive Officer for 2019.

Equity Plan Management

Our compensation committee and Board consistently take a disciplined approach to effectively managing the long-term dilutive impact of equity incentive grants and are committed to continue balancing the incentive-based goals of our equity compensation program with their impact on earnings per share. Accordingly, the compensation committee and Board regularly review the program to ensure that it supports the achievement of our financial and strategic objectives while remaining in line with market practices, avoiding significant increases in our share-based compensation rate in proportion to our overall revenue and effectively managing the level of shareholder dilution. Some of the measures that we have undertaken in effectively managing shareholder dilution include increasing the Company’s pool in an amount lower than permissible under the 2014 Plan in 2017 and 2018 and strengthening our executive equity program to weight more towards grants of PSUs versus time-based employee stock options. Members of the Board and management actively engage with shareholders, and the enhancements to our compensation programs reflect such shareholder feedback.

In a survey prepared by Radford Surveys and Consulting, or Radford, an independent, outside consultant engaged by the compensation committee, it advised that CyberArk’s 2018 and three year average burn rate, issued equity overhang and total equity overhang were each positioned favorably at less than the 25th percentile of the 2019 peer group recommended by Radford and approved by the committee (the “Peer Group”). In addition, taking into account all shares reserved for future grant and shares underlying outstanding awards, the Company’s dilution rate has consistently been well below the 25th percentile of our Peer Group. According to Radford’s survey, the average dilution rate of our Peer Group at the 25th percentile was approximately 21 percent and at the 75th percentile was approximately 29 percent.

Our compensation committee and the Board nevertheless acknowledge that an industry-recognized benchmark for foreign private issuers listed on Nasdaq with regards to shareholder resolutions pertaining to equity grants provides for a dilution rate that does not exceed 10 percent. Therefore, the Board has instructed the Company to cancel the reservation of 900,000 ordinary shares, such that the Company’s dilution rate, taking into account all shares reserved for future grant and shares underlying outstanding awards, is less than 10 percent. The Company has completed the cancellation of such reserved ordinary shares and, as of June 25, 2019, the Company had 37,740,607 ordinary shares issued and outstanding, 1,898,655 ordinary shares reserved for future grant under the Company’s equity incentive plans, and 2,962,559 ordinary shares underlying share-based awards outstanding under such plans, reflecting a dilution rate of 9.5 percent.

   Other than providing additional information in this Supplemental Proxy Statement, no changes were made to the terms of Proposal 4 with respect to the 2019 CEO Grant as delineated in the Proxy Statement, which may be referenced in full when considering how to vote on Proposal 4.

Proposed Resolution

   We are proposing that our shareholders adopt the following resolution at the Meeting:

“RESOLVED to grant the Chairman of the Board and Chief Executive Officer of the Company an equity award with respect to 2019, as set forth in Proposal 4 of the Company’s Proxy Statement for its 2019 Annual General Meeting of Shareholders.”

Required Vote: Proposal 4

     The vote required to approve the 2019 CEO Grant to Mr. Mokady is the affirmative vote of the holders of a majority of the voting power present or represented at the Meeting in person or by proxy and voting on this Proposal 4.

Board Recommendation

The Board recommends that you vote “FOR” the approval of the 2019 CEO Grant as described in this Proposal 4.

PROPOSAL 5
(ADDITIONAL INFORMATION)

AUTHORIZATION OF MR. EHUD (UDI) MOKADY, OUR CHIEF EXECUTIVE OFFICER,
TO CONTINUE SERVING AS CHAIRMAN OF OUR BOARD

Further to our consideration of certain shareholder feedback we would like to provide additional information concerning Proposal 5.

Background

The Companies Law provides that the chairman of the board of directors of a public company may only serve as the chief executive officer of the same company if such appointment is ratified and approved by such company’s shareholders, subject to the Special Majority requirements that are detailed above in the Vote Required for Approval of Each of the Proposals section. Under the Companies Law as currently in effect, such ratification and approval by shareholders is valid for a period not to exceed three years from the date of the shareholders’ meeting in which such appointment was ratified and approved.

As the founder, Chief Executive Officer and Chairman of the Board, Mr. Mokady’s leadership, command of the business and deep domain expertise in cybersecurity software have been critical to the Company’s success. At this stage of the Company’s growth and in the market’s evolution, the nominating and corporate governance committee and the independent members of the Board believe that the current structure, which combines the roles of Chairman of the Board and Chief Executive Officer, leverages Mr. Mokady’s unique experience to promote better alignment of strategic development and execution, clearer accountability for success or failure and increased responsiveness to changing market dynamics. In addition, the current leadership structure, in which Mr. Mokady serves as Chairman of the Board and Chief Executive Officer and Mr. Tirosh serves as lead independent director, or Lead Director, has established a track record of fostering strong relationships between the management of the Company and the Board which have facilitated the effective and agile execution of the Company’s strategy with strong oversight by the Board.

Interested Party

   In reviewing the votes that were cast to date, it was found that a significant number of the Company’s shareholders indicated that they are an Interested Party in the approval of Proposal 5 by marking “Yes” under item 5a or left such item blank. Please note that the vote of any shareholder who indicated “YES” in item 5a or left it blank will not be counted for the purposes of the Special Majority, which is required to approve Proposal 5. We believe that many shareholders that indicated they are an Interested Party may have done so inadvertently, leading to an unfortunate result of their vote on Proposal 5 being disregarded.

   As of the date of this Supplemental Proxy Statement, the Company is not aware of any “controlling shareholders” as defined above and believes that other than our Chairman of the Board and Chief Executive Officer and his relatives, none of our shareholders have a personal interest in Proposal 5.

   Therefore, we urge all shareholders to review their responses to item 5a to ensure that their votes are counted. The only shares that will be voted with respect to Proposal 5 will be of shareholders who indicate that they are not an Interested Party by marking “NO” for item 5a. If you have any questions about this matter, please contact our proxy solicitor, Innisfree M&A Incorporated, see Assistance with Voting above.

Corporate Governance

The nominating and corporate governance committee and the Board believe that the combination of the Chairman of the Board and Chief Executive Officer positions has not impeded, and will not impede, the Board’s independent and effective oversight. Six of the seven members of the Board are independent under Nasdaq corporate governance rules, and all of the Board’s committees are comprised solely of independent directors and exclude Mr. Mokady. Additionally, the Board has determined that, subject to shareholder approval of this proposal, Mr. Tirosh will continue to serve as Lead Director and have specific enumerated powers and responsibilities that promote strong, independent Board leadership.

The nominating and corporate governance committee and the Board appreciate feedback from shareholders regarding the separation of the Chairman of the Board and Chief Executive Officer roles, particularly over a long-time horizon and in larger companies. As a result, the Board commits to critically evaluate an orderly plan to separate the Chairman of the Board and Chief Executive Officer roles in advance of the expiration of the three-year authorization requested by this Proposal 5. Further, during such time the Board will continue to study the merits of this governance model and revisit it on an annual basis to ensure that it is in line with the Company’s strategic plan, creates long-term value for shareholders, protects shareholder interests and provides strong independent oversight.

No other changes were made to the terms of Proposal 5 as delineated in the Proxy Statement, which may be referenced in full when considering how to vote on Proposal 5.

Proposed Resolution

We are proposing that our shareholders adopt the following resolution at the Meeting:

“RESOLVED, to authorize and approve Mr. Ehud (Udi) Mokady to continue to serve as the Chairman of the Board of Directors and as the Chief Executive Officer of CyberArk Software Ltd. for the three-year period permitted under the Companies Law and the regulations promulgated under the Companies Law, as in effect from time to time.”

Required Vote: Proposal 5

The vote required for approval of Mr. Mokady continuing to serve as the Chairman of the Board and the Chief Executive Officer of the Company is the affirmative vote of the holders of a majority of the voting power present or represented at the Meeting in person or by proxy and voting on such continued service.

In addition, the Companies Law requires the Special Majority to approve this proposal. On the enclosed form of proxy card or voting instruction form you will be requested to indicate whether you are an Interested Party with respect to Proposal 3 or 5. In order to provide for proper counting of shareholder votes, unless you confirm that you are not an Interested Party with respect to Proposal 3 or 5, by marking “NO” in items 3a or 5a on the proxy card or voting instruction form (or in your electronic submission), your vote will not be counted for purposes of the Special Majority. WE URGE YOU TO TAKE EXTRA CARE IN COMPLETING YOUR VOTING INSTRUCTIONS IN THIS RESPECT.

Board Recommendation

The Board recommends that you vote “FOR” Mr. Mokady to continue to serve as the Chairman of the Board and the Chief Executive Officer of the Company as described in this Proposal 5.

While the Board is unable to recommend whether you are an Interested Party, as of the date of this Proxy Statement, we are not aware of any controlling shareholders as defined above, and therefore believe that other than our Chairman of the Board and Chief Executive Officer and his relatives, none of our shareholders should have a personal interest in Proposal 5, and as such should mark “No” in item 5a.

OTHER MATTERS

Our Board does not intend to bring any matters before the Meeting other than those specifically set forth in the Proxy Statement and is not aware of any other matters to be brought before the Meeting by others. If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy card to vote such proxy in accordance with the recommendation of the Board or, absent such recommendation, using their best judgment.

ADDITIONAL INFORMATION

The Company’s annual report on Form 20-F for the year ended December 31, 2018, filed with the SEC on March 14, 2019, is available on the SEC’s website at www.sec.gov as well as on the “Investor Relations” section of our Company’s website at http://investors.cyberark.com.

The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, applicable to foreign private issuers. The Company fulfills these requirements by filing or furnishing reports with the SEC. The Company’s filings with the SEC are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Supplemental Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

By order of the Board of Directors: Joshua Siegel Chief Financial Officer

Petach-Tikva, Israel
June 28, 2019